Via EDGAR

July 29, 2021

U.S. Securities and Exchange Commission

Attention: Filing Desk

450 Fifth Street, N.W.

Washington, DC 20549

Re:      AMG Pantheon Master Fund, LLC

            Filing No.: 811-22972

            Joint Investment Company Blanket Bond

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, enclosed herewith for filing are the following documents:

●	A copy of the endorsement amending the joint Investment Company Blanket Bond underwritten by Travelers Casualty and Surety Company of America (the “Bond”);

●

A certification of the resolutions of a majority of the independent directors of AMG Pantheon Lead Fund, LLC (the “Lead Fund”) approving the addition of the Lead Fund and its officers and employees to the Bond, as well as the form and the amount of the Bond, at the Organizational Meeting of the Board of Directors held on June 23, 2021;

●

A copy of the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries among AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III, AMG Funds IV, AMG Pantheon Fund, LLC, AMG Pantheon Master Fund, LLC, AMG Pantheon Subsidiary Fund, LLC, and the Lead Fund; and

●

A statement showing the amount of the single insured bond which AMG Pantheon Master Fund, LLC would have provided and maintained if it was not named as a joint insured, and the period for which premiums have been paid.

AMG Funds LLC    One Stamford Plaza    263 Tresser Boulevard    Suite 949    Stamford, CT 06901

If you have any questions with respect to this filing, please do not hesitate to contact me at (203) 299-3514.

Regards,

/s/ Thomas Disbrow

Thomas Disbrow

Treasurer

AMG Pantheon Master Fund, LLC

Enclosures

Cc:      Mark J. Duggan

            AMG Funds LLC

            Gregory C. Davis

            Ropes & Gray LLP

AMG PANTHEON LEAD FUND, LLC

RESOLUTION FOR APPROVAL OF INVESTMENT COMPANY

BLANKET BOND POLICY

I, Thomas Disbrow, a duly authorized officer of AMG Pantheon Lead Fund, LLC (the “Lead Fund”), do hereby certify that the following resolutions were approved at the Organizational Meeting of the Board of Directors of the Lead Fund held on June 23, 2021 by a majority of the Directors who are not “interested persons” of the Lead Fund.

RESOLVED:

That with due consideration of all relevant factors, including, but not limited to, (i) the value of the aggregate assets of the Lead Fund to which any covered person may have access, (ii) the type and the terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Lead Fund’s portfolios, as well as (iv) the number of the other parties named as insureds, (v) the nature of the business activities of such other parties, (vi) the amount of the joint insured bond, (vii) the amount of the premium for such bond, (viii) the ratable allocation of the premium among all parties named as insureds, and (ix) the extent to which the share of the premium allocated to the Lead Fund is less than the premium the Lead Fund would have had to pay if it had provided and maintained a single insured bond, the addition of the Lead Fund and its officers and employees to the blanket joint fidelity bond against larceny and embezzlement, covering certain officers and employees of the Trusts and the Existing Pantheon Funds in place for the Funds through January 1, 2022 (the “AMG Funds Fidelity Bond”), as required by Rule 17g-1 promulgated under the 1940 Act, including the premium to be paid by the Lead Fund under the AMG Funds Fidelity Bond, be, and it hereby is, approved by the Directors, including a majority of the Independent Directors, in substantially the form discussed at the Meeting with such changes as discussed at the Meeting or as the officers of the Lead Fund determine, on advice of counsel, to be necessary or appropriate; and be it further

RESOLVED:

That the aggregate amount of coverage provided by the AMG Funds Fidelity Bond is at least the minimum amount required under Rule 17g-1, that the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (the “AMG Funds Fidelity Sharing Agreement”) among the Lead Fund, the Trusts and the Existing Pantheon Funds with respect to allocation of the proceeds of the policy provides for priority to the Trusts, the Existing Pantheon Funds and the Lead Fund to this extent, and that the entire amount of the premium shall be borne by the Trusts, the Existing Pantheon Funds and the Lead Fund, with each Trust and Existing Pantheon Fund and the Lead Fund being allocated its pro rata share of such amount as determined with reference to the minimum amount of coverage that each such Trust and Existing Pantheon Fund and the Lead Fund is required to maintain; and be it further

RESOLVED:

That the AMG Funds Fidelity Sharing Agreement, in substantially the form discussed at the Meeting, be, and it hereby is, approved by the Directors, including a majority of the Independent Directors, with respect to the Lead Fund and that the officers of the Lead Fund be, and hereby are, authorized to prepare and enter into the AMG Funds Fidelity Sharing Agreement with such changes thereto as the officers of the Lead Fund determine, on advice of counsel, to be necessary or appropriate; and be it further

RESOLVED:

That the Directors of the Lead Fund hereby designate the Treasurer of the Lead Fund as the officer who shall make all filings with the Securities and Exchange Commission and give all notices to the Directors which shall at any time be required by paragraph (g) of Rule 17g-1 under the 1940 Act.

SIGNED BY:	/s/ Thomas Disbrow
Thomas Disbrow
Treasurer
AMG Pantheon Lead Fund, LLC

DATED:	July 29, 2021

AGREEMENT CONCERNING

ALLOCATION OF FIDELITY BOND PREMIUMS AND RECOVERIES

THIS AGREEMENT dated June 23, 2021 by and among AMG Funds (“AMG Funds”), a Massachusetts business trust, AMG Funds I (“AMG Funds I”), a Massachusetts business trust, AMG Funds II (“AMG Funds II”), a Massachusetts business trust, AMG Funds III (“AMG Funds III”), a Massachusetts business trust, and AMG Funds IV (“AMG Funds IV”), a Delaware statutory trust, each acting on behalf of its portfolio series (each, a “Series”), and AMG Pantheon Fund, LLC (the “Feeder Fund”), a Delaware limited liability company, AMG Pantheon Master Fund, LLC (the “Master Fund”), a Delaware limited liability company, AMG Pantheon Subsidiary Fund, LLC (the “Corporate Subsidiary”), a Delaware limited liability company, and AMG Pantheon Lead Fund, LLC (the “Lead Fund”, and together with the Feeder Fund, the Master Fund, and the Corporate Subsidiary, the “Pantheon Funds”), a Delaware limited liability company, each acting on its own behalf (AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III, AMG Funds IV and the Pantheon Funds sometimes individually hereinafter referred to as a “Party” or collectively as the “Parties”).

WHEREAS, AMG Funds LLC (“AMGF”) and AMG Distributors, Inc. (“AMGDI”) (sometimes collectively referred to herein as the “Manager”) serve as investment adviser and distributor, respectively, for each Series of AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III and AMG Funds IV (the “Trusts” and, together with the Pantheon Funds, the “Trusts/Funds”) and may from time to time hereafter act in the same capacity with respect to other investment companies; and

WHEREAS, AMGF serves as administrator for the Pantheon Funds and AMGDI serves as distributor for the Feeder Fund and the Master Fund, and AMGF and AMGDI may from time to time hereafter act in the same respective capacity with respect to other investment companies; and

WHEREAS, the Trusts/Funds have been named as insureds (“Insureds”) under a fidelity bond (the “Bond”) which is intended to satisfy the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Trusts/Funds desire to enter into this Agreement in accordance with the requirements of Rule 17g-1(f) to assure that premiums on the Bond and any recovery received under the Bond are allocated in a fair and equitable manner:

NOW THEREFORE, the Trusts/Funds do hereby agree as follows:

1.

Each Trust/Fund shall pay, on behalf of itself and its Series, if any, a percentage of the premiums on the Bond based upon each Party’s proportionate share of the sum of the premiums that would have been paid by the Party if such Bond were purchased separately by the Party, as determined based upon the recommendation received annually from the insurance company for the Bond, subject to acceptance by the Trusts/Funds. The premium paid by each Trust shall be allocated to each Series thereof in such equitable manner as may be determined from time to time by the Board of Trustees of the Trust. From time to time adjustments may be made by mutual agreement of the Trusts/Funds to the portion of the premiums theretofore paid by a Trust/Fund, based on a subsequent change or changes in the net assets of one or more Trusts/Funds or the addition or withdrawal of a Trust/Fund or Series pursuant to this Agreement.

2.

In the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the insurer is entitled to assert that the claims must be aggregated, the following rules shall apply for determining the priorities for satisfaction of the claims under the Bond:

A.

First, all claims of each Trust/Fund which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Trust/Fund under Rule 17g-1(d); and

B.	Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.

3.

If the Manager in the future serves as an investment adviser, subadviser, distributor or administrator to any other investment company or additional series of shares of the Trusts (an “Additional Series”) and if the Insurer is willing to add the Additional Series as a named insured under the Bond, such Additional Series shall become subject to this Agreement. Such Additional Series shall pay the incremental cost of the increase in premium for the period until the next anniversary date of the Bond, at which time its portion of the Bond will be determined in accordance with paragraph 1. In the event the Insurer is willing to add the Additional Series as an Insured under the Bond with no additional premium, the Parties may, by mutual agreement, reallocate to such Additional Series an equitable portion of the premium previously paid (the “Reallocated Amount”) and the Additional Series shall be obligated to pay to the other Series and/or Parties its pro rata share of the Reallocated Amount as determined based upon the ratio that amount of the premium previously paid by each such Series and/or Party bears to the amount of the premium previously paid by all such Series and/or Parties.

4.

This Agreement shall become effective as of the date first above written, and shall remain in full force and effect with respect to the Bond during the effective period of the Bond as specified therein.

5.

The obligations of the Trusts which are organized as Massachusetts business trusts, or any other investment company organized as a Massachusetts business trust which may be added pursuant to Section 3 under this Agreement, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the respective trust estate of each.

This Agreement shall supersede all prior agreements entered into among the Trusts/Funds with respect to the same matters.

IN WITNESS WHEREOF, the Trusts/Funds have caused this Agreement to be executed by an officer thereunto duly authorized as of the date first above written.

AMG FUNDS

By:	/s/ Thomas Disbrow

Name: Thomas Disbrow
Title: Treasurer

AMG FUNDS I

By:	/s/ Thomas Disbrow

Name: Thomas Disbrow
Title: Treasurer

AMG FUNDS II

By:	/s/ Thomas Disbrow

Name: Thomas Disbrow
Title: Treasurer

AMG FUNDS III

By:	/s/ Thomas Disbrow

Name: Thomas Disbrow
Title: Treasurer

AMG FUNDS IV

By:	/s/ Thomas Disbrow

Name: Thomas Disbrow
Title: Treasurer

AMG PANTHEON FUND, LLC

By:	/s/ Thomas Disbrow

Name: Thomas Disbrow
Title: Treasurer

AMG PANTHEON MASTER FUND, LLC

By:	/s/ Thomas Disbrow

Name: Thomas Disbrow
Title: Treasurer

AMG PANTHEON SUBSIDIARY FUND, LLC

By:	/s/ Thomas Disbrow

Name: Thomas Disbrow
Title: Treasurer

AMG PANTHEON LEAD FUND, LLC

By:	/s/ Thomas Disbrow
Name: Thomas Disbrow
Title: Treasurer

STATEMENTS REQUIRED UNDER RULE 17g-1

I, Thomas Disbrow, a duly authorized officer of AMG Pantheon Master Fund, LLC (the “Fund”), do hereby attest that the following statements are true and accurate.

(1)	The Joint Investment Company Blanket Bond for the Fund is effective and premiums have been paid for the period January 1, 2021 to January 1, 2022; and

(2)	The following is the amount of a single insured bond which AMG Pantheon Master Fund, LLC would have provided and maintained if it was not named as a joint insured:

            AMG Pantheon Master Fund, LLC                         $ 525,000

SIGNED BY:	/s/ Thomas Disbrow
Thomas Disbrow
Treasurer
AMG Pantheon Master Fund, LLC

DATED:	July 29, 2021

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:

Forms and endorsements amended:

IVBB-19004-0116

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America	Effective Date: 01/01/2021
Policy Number: 106652038
IVBB-19001 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NAMED INSURED ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following are added to ITEM 1 of the Declarations as Insureds:

AMG Funds

AMG Funds I

AMG Funds II

AMG Funds III

AMG Funds IV

Pantheon Funds

AMG Managers Special Equity Fund

AMG Managers Loomis Sayles Bond Fund

AMG GW&K Mid Cap Fund

AMG GW&K International Small Cap Fund

AMG FQ Tax-Managed U.S. Equity Fund

AMG FQ Global Risk-Balanced Fund

AMG FQ Long-Short Equity Fund

AMG Frontier Small Cap Growth Fund

AMG Managers Emerging Opportunities Fund

AMG Managers CenterSquare Real Estate Fund

AMG GW&K Core Bond ESG Fund

AMG Managers Brandywine Fund

AMG Managers Brandywine Blue Fund

AMG GW&K Global Allocation Fund

AMG GW&K Enhanced Core Bond ESG Fund

AMG GW&K Emerging Wealth Equity Fund

AMG TimesSquare Emerging Markets Small Cap Fund

AMG TimesSquare Mid Cap Growth Fund

AMG TimesSquare Small Cap Growth Fund

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106652038
IVBB-19004 Ed. 01-16	Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

AMG TimesSquare International Small Cap Fund

AMG TimesSquare Global Small Cap Fund

AMG GW&K Emerging Markets Equity Fund

AMG SouthernSun Small Cap Fund

AMG SouthernSun U.S. Equity Fund

AMG GW&K Municipal Enhanced Yield Fund

AMG GW&K Small Cap Core Fund

AMG GW&K Small/Mid Cap Fund

AMG GW&K Municipal Bond Fund

AMG Renaissance Large Cap Growth Fund

AMG Yacktman Fund

AMG Yacktman Focused Fund

AMG Yacktman Focused Fund - Security Selection Only

AMG Yacktman Special Opportunities Fund

AMG Pantheon Fund, LLC

AMG Pantheon Master Fund, LLC

AMG Pantheon Subsidiary Fund, LLC

AMG Managers Fairpointe Mid Cap Fund

AMG Managers Montag & Caldwell Growth Fund

AMG River Road Dividend All Cap Value Fund

AMG River Road Small Cap Value Fund

AMG River Road Long-Short Fund

AMG River Road Small-Mid Cap Value Fund

AMG Managers DoubleLine Core Plus Bond Fund

AMG Managers Silvercrest Small Cap Fund

AMG Managers LMCG Small Cap Growth Fund

AMG Managers Pictet International Fund

AMG River Road Focused Absolute Value Fund

AMG GW&K High Income Fund

AMG GW&K Small Cap Value Fund

AMG Pantheon Lead Fund LLC

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-19004 Ed. 01-16	Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.